August 4, 2020
BY EDGAR
Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Madison Funds (SEC File No. 333-29511 and 811-08261)
Dear Ms. White:
This letter serves as a response to oral comments received from you on Tuesday, July 28, 2020, regarding Post-Effective Amendment No. 78 to the Madison Funds (“Trust”) Form N-1A Registration Statement initially filed on June 15, 2020, which adds a new share class to three of the Trust’s series. We are responding to your comments by filing with this letter Post-Effective Amendment No. 79 to the Trust’s Form N-1A Registration Statement. We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended. No changes have been made to the Trust’s Form N-1A Registration Statement that would prevent Post-Effective Amendment No. 79 from becoming effective on September 1, 2020 pursuant to Rule 485(b).
Your comments and responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.
1.Comment: For the Dividend Income Fund, Investors Fund and the Mid Cap Fund, please remove footnote 1 to the Annual Fund Operating Expense fee table, as it neither required nor permitted by Item 3 of Form N-1A.

Response: Footnote 1 has been removed from the fee table for all three funds.

2.Comment: For the Dividend Income Fund, please advise supplementally how derivatives will be valued for purposes of the Fund’s 80% policy.
Response: The Fund does not currently buy or sell options, futures, or other derivative instruments. The Fund has not established accounts with the clearing broker-dealers for such transactions. After review with the portfolio managers, it was determined that the use of derivatives is not a Principal Investment Strategy. Consequently, the Fund removed the derivatives disclosure in both the prospectus and statement of additional information.
3.Comment: For the Investors Fund and Mid Cap Fund, in the “Principal Investment Strategies” section, there is a sentence that references non-principal investment strategies, “As a non-principal investment strategy, the fund may also invest in exchange traded funds (“ETFs”) that are registered investment companies, warrants….” It is unclear why you mention non-principal investment strategies in the principal investment strategy section. Please advise or revise.

Response: The sentence regarding non-principal investment strategies has been removed from both Fund’s Principal Investment Strategies section.

4.Comment: In the “Principal Investment Strategies” section, the Mid Cap Fund defines a “midsize” company as one with a market capitalization of between $500 million and $50 billion. Please advise supplementally why the Fund believes that this range is reasonable. Are their industry indices, classifications by rating agencies or publications that use this range?

Response: The Fund’s benchmark is the Russell Midcap® Index. The portfolio management team covers the range of stocks in the Russell Midcap® Index. The range of “up to $50 billion” was disclosed as of February 28, 2018, when the market capitalization of the largest company in the Index was approximately $58 billion. As of June 30, 2020, the market capitalization of the largest company in the Index was approximately $48 billion. As noted, due to the fact that the value of largest company in the Russell Midcap® Index fluctuates, the portfolio management team continues to use $50 billion as the upper range in order to effectively monitor, review, and research midcap securities.

5.Comment: In the “Higher Risk Securities and Practices Table” on page 11 of the Statement of Additional Information (SAI), there is a footnote with three asterisks which is not used anywhere in the chart. Please advise or revise.

Response: The footnote with three asterisks has been removed from the Table.

6.Comment: On the signature page it is unclear who signed the Registration Statement as Comptroller or Principal Accounting Officer, pursuant to Section 6(a) of the 1933 Act. Please advise or revise.
Response: The signature of the Principal Accounting Officer has been added.

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If you have any questions regarding these responses, please contact the undersigned at 608-216-9109.
Very truly yours,
/s/ Steven J. Fredricks
Steven J. Fredricks